SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 6, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated September 6, 2018:

•                  Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2017

Nokia Corporation

Stock Exchange Release

September 6, 2018 at 9:30 (CET +1)

Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2017

Espoo, Finland — Nokia announced today that it has resolved to issue 4 014 000 new shares in a directed issuance without consideration to Nokia Corporation to be later used to fulfil the company’s obligations primarily under the Employee Share Purchase Plan 2017. The new shares will be registered with the Finnish Trade Register as soon as practicable and the shares will carry the shareholder rights attached to them as of the registration date.

Additionally, the Board of Directors resolved on a directed issuance of a maximum number of 4 014 000 Nokia shares (NOKIA) held by the company, as a result of the above issuance of new shares, to employees participating in the Employee Share Purchase Plan 2017. The savings period of the plan ended on June 30, 2018. Under the terms and conditions of the plan, Nokia will offer one matching share for every two shares purchased under the plan which the participant still held on July 31, 2018.

The shares under the Employee Share Purchase Plan 2017 will be delivered to the employees on or around September 17, 2018. The shares are issued without consideration.

The Board of Directors approved the launch of the Employee Share Purchase Plan 2017 as part of the Nokia Equity Program announced on February 2, 2017 to encourage employee share ownership, commitment and engagement.

Both resolutions to issue shares are based on the authorization granted to the Board of Directors by the Annual General Meeting on May 30, 2018.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings

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and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, licensing rates, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2018		Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal